UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 521st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 26, 2026

1.   DATE, TIME AND VENUE:  On the 26th (twenty sixth) day of March 2026, at 7:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2.   CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company's Board of Directors, who subscribe these minutes, pursuant to Article 15, paragraph 2, of the Company's Regulations. Also present was the Company's General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After examination and discussion of the matter set forth on the agenda, it was unanimously resolved by the members of the Board of Directors present as follows:

4.1. To appoint Mr. RODRIGO ROSSI MONARI, Brazilian citizen, married, business administrator, bearer of the ID No. 267389127-SSP/SP, enrolled with the CPF under No. 279.595.528-86, resident and domiciled in the City of São Paulo, State of São Paulo, with professional address at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Cidade Monções, Zip Code 04.571- 936, City of São Paulo, State of São Paulo, to the position of Chief Financial and Investor Relations Officer of the Company, for a term of office commencing on April 2, 2026, and ending on the date of the first meeting of the Board of Directors to be held after the Annual General Meeting of 2028, in replacement of Mr. David Melcon Sanchez-Friera, who will no longer serve as the Company's Chief Financial and Investor Relations Officer as of April 2, 2026 due to the assumption of new responsibilities as Chief Financial Officer at VMED O2 UK Limited (Virgin Media O2 UK), a joint venture between Telefónica, S.A. and Liberty Global, in the United Kingdom.

The Officer hereby appointed stated that he is not subject to any legal impediments to hold the respective office and that he is able to execute the statement of no legal impediment and to assume such duties, pursuant to Article 147 of Law No. 6,404/1976 and Article 2 of Annex K to CVM Resolution No. 80. Such Officer shall be invested in his office upon execution of the relevant term of office, to be recorded in the appropriate corporate book, and the statement of no legal impediment, for a term of office commencing on April 2, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 521st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 26, 2026

The Board of Directors hereby ratifies its highest esteem and distinguished consideration to Mr. David Melcon Sanchez-Friera, in recognition of his significant contributions and dedication throughout the period in which he served the Company, which will last up to the end of the day of April 1 2026, and wishes every success to the Company's new Chief Financial and Investor Relations Officer, Mr. Rodrigo Rossi Monari.

4.2. As a result of the appointment resolved upon at this meeting, the Company’s Board of Officers, as of April 2, 2026, shall be composed of the following members, all of whom shall serve a term of office ending on the date of the first meeting of the Board of Directors to be held after the Annual General Meeting of 2028:

(i) Christian Mauad Gebara – Chief Executive Officer;
(ii) Alex Martins Salgado – Chief Operating Officer;
(iii) Breno Rodrigo Pacheco de Oliveira – General Secretary and Legal Officer;
(iv) Ricardo Guillermo Hobbs – Strategy and Regulatory Officer;
(v) Rodrigo Rossi Monari – Chief Financial and Investor Relations Officer.

5.        CLOSING: There being no further business to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, March 26, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 521st Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 26, 2026, drawn up in the Company´s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 30, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director